



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH, D.C.
185
SECTION



05040279

S
: COMMISSION
0549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan-01-2004 (MM/DD/YY) AND ENDING Dec-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPROTT SECURITIES (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2750, 200 Bay Street, Royal Bank Plaza-South Tower
(No. and Street)

Toronto, Ontario	CANADA	M5J 2J2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. W. Jeffrey Kennedy, CA — (416) 943-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 251, 222 Bay Street	Toronto, Ontario	CANADA	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Sprott Securities (U.S.A.) Limited

We have audited the statement of financial condition of **Sprott Securities (U.S.A.) Limited** as of December 31, 2004 and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sprott Securities (U.S.A.) Limited** at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
January 21, 2005.

Sprott Securities (U.S.A.) Limited

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2004 $
ASSETS	
Cash	**2,638,915**
Cash segregated under federal and other regulations	**250,000**
Due from broker *[note 4]*	**1,793,580**
	4,682,495
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to clients	**1,793,580**
Due to Parent *[note 5]*	**40,116**
Income taxes payable	**70,955**
Total liabilities	**1,904,651**
Stockholder's equity	
Capital stock *[note 6]*	**350,000**
Retained earnings	**2,427,844**
Total stockholder's equity	**2,777,844**
	4,682,495

See accompanying notes

On behalf of the Board:

Director Director

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2004

1. INCORPORATION AND CORPORATE ACTIVITIES

Sprott Securities (U.S.A.) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Sprott Securities (U.S.A.) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Sprott Securities Inc. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of Sprott Securities Inc., a Canadian-owned investment dealer. Sprott Securities Inc. is a member of the Investment Dealers Association of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains or losses resulting from foreign currency transactions are included in net income.

3. CASH ON DEPOSIT

Cash on deposit of $250,000 is segregated in a special reserve bank account for the benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

4. DUE FROM BROKER

The amounts due from broker at December 31, 2004 consist of fail to deliver balances to parent arising out of customer COD transactions of $1,793,580. Such amounts are non-interest bearing.

5. RELATED PARTY TRANSACTIONS

Under an operating agreement dated November 1, 1999, and amended January 1, 2004, the Company entered into an arrangement with its parent, Sprott Securities Inc. [the "Parent"], whereby the Parent will provide services to the Company including use of parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and recorded as trading and administrative expenses. As consideration for receiving all remaining services approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the Statement of Income as variable compensation. The amendment to the operating agreement entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation costs, and is also included in variable compensation.

The intercompany balance due to the Parent of $40,116 is due on demand and is non-interest bearing.

[Expressed in U.S. dollars]

6. CAPITAL STOCK

Capital stock consists of the following:

	2004 $
Authorized	
Unlimited Class A common shares, without par value	
Issued and outstanding	
350,001 common shares	**350,000**

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2004, the Company had net capital of $2,759,489, which was $2,509,489 in excess of the required net capital of $250,000.

OATH OR AFFIRMATION

I, W. JEFFREY KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPROTT SECURITIES (USA) LIMITED, as of December 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*